111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 24, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII, (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments, provided by telephone on August 3, 2021, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 25, 2021 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest Growth-100 Buffer ETF – September, FT Cboe Vest International Equity Buffer ETF – September and FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF - September (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – All Funds – General

The Staff reminds the Funds and their management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Funds.

Response to Comment 1

The Funds confirm that they will provide responses to all of the Staff’s comments on EDGAR at least five business days before their effective date.

Comment 2 – All Funds – General

The Staff notes that many of the series/class identifiers do not reflect the ticker symbols on EDGAR and asks the Funds to please ensure that the ticker symbols and the series/class identifiers are updated on EDGAR.

Response to Comment 2

Each Fund confirms that this information will be updated on EDGAR upon effectiveness of the Registration Statement.

Comment 3 – All Funds – General

Please update references to 2020, 2021 and 2022 as necessary.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – All Funds – Investment Objective

Please consider removing the first “before fees, expenses and taxes” parenthetical in the section entitled “Investment Objective.”

Response to Comment 4

The prospectus has been revised in accordance with this comment.

Comment 5 – All Funds – Investment Objective

Please consider replacing “to” with “through” in the last line in the section entitled “Investment Objective.”

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – All Funds – Fee Table

Pursuant to Form N-1A, please bold the second sentence in the section entitled “Fees and Expenses of the Fund.”

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – All Funds – Fee Table

Please supplementally provide the management fees.

Response to Comment 7

The management fees for the FT Cboe Vest Growth-100 Buffer ETF – September and FT Cboe Vest International Equity Buffer ETF – September are 0.90%, and the management fees for the FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – September are 0.85%.

Comment 8 – All Funds – Fee Table

The Staff notes the disclosure states, “The example assumes that you invest $10,000 in the Fund for the time periods indicated.” Please revise this sentence to state, “The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods.”

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9 – All Funds – Principal Investment Strategies

Please add “Fund’s” before “fees and expenses” in the third sentence in the section entitled “Buffer and Cap.”

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – All Funds – Principal Risks

Please change “Underlying ETF” to “Fund” in the first and last lines of the “Buffered Loss Risk.”

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11 – All Funds – Principal Risks

Please add the “before fees and expenses” parenthetical after “returns” in the first sentence of the “Capped Upside Risk.”

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12 – All Funds – Principal Risks

Please confirm the accuracy of the first sentence in the “Cash Transactions Risk.” The Staff notes that this disclosure in the FT Cboe Vest Growth-100 Buffer ETF – June prospectus filed on June 21, 2021 states the following:

The Fund may effect all or a portion of its creations and redemptions for cash rather than in-kind.

Response to Comment 12

The referenced disclosure has been revised in accordance with this comment.

Comment 13 – All Funds – Principal Risks

Please consider whether “Market Risk” needs to be updated for COVID-19 developments:

Response to Comment 13

The prospectus and SAI have been revised in accordance with this comment.

Comment 14 – All Funds – Principal Risks

Please consider whether “subject to the cap” should be added to the end of the first sentence in the “Target Outcome Period Risk.”

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – All Funds – Purchase and Sale of Fund Shares

Please add the section entitled “Purchase and Sale of Fund Shares.”

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16 – All Funds – How to Buy and Sell Shares

Please consider whether the references to foreign investments can be removed from the section entitled “How to Buy and Sell Shares.”

Response to Comment 16

The prospectus has been revised in accordance with this comment.

Comment 17 – All Funds – Federal Tax Matters

The Staff notes that the following disclosure is repeated twice in the section entitled “Federal Tax Matters” and asks the Funds to consider whether one of the references should be removed:

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Additionally, the Staff notes that this disclosure was missing entirely in the FT Cboe Vest International Equity Buffer ETF – September.

Response to Comment 17

In accordance with this comment, the referenced disclosure is included just once in the section entitled “Sale of Shares” for each Fund.

Comment 18 – All Funds – Premium/Discount Information

Please consider whether the disclosure in the section entitled “Premium/Discount Information” in the FT Cboe Vest Growth-100 Buffer ETF – September prospectus should conform with the equivalent disclosure in the FT Cboe Vest International Equity Buffer ETF – September and FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – September.

Response to Comment 18

In accordance with this comment, the disclosure in the FT Cboe Vest International Equity Buffer ETF – September and FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – September has been revised to match the disclosure in the FT Cboe Vest Growth-100 Buffer ETF – September.

Comment 19 – All Funds – Financial Highlights

Please include the section entitled “Financial Highlights.”

Response to Comment 19

The prospectus has been revised in accordance with this comment.

Comment 20 – All Funds – Statement of Additional Information

Please add the following sentence with updated numbers to the first paragraph in the section entitled “General Description of the Trust and the Fund” in the Statement of Additional Information (“SAI”):

The Fund currently offers shares in __ series.

Response to Comment 20

The SAI has been revised in accordance with this comment.

Comment 21 – All Funds – Statement of Additional Information

Please add the following sentence to the beginning of the last paragraph in the section entitled “General Description of the Trust and the Fund” in the SAI:

The Trust may permit creations and redemptions of Fund shares to be made in-kind for securities in which the Fund invests and/or cash.

Response to Comment 21

The SAI has been revised in accordance with this comment.

Comment 22 – All Funds – Statement of Additional Information

Please update the reference to the SAI included in the section entitled “Cash Equivalents and Short-Term Investments.”

Response to Comment 22

The reference has been removed from the SAI.

Comment 23 – All Funds – Statement of Additional Information

Please consider whether Juneteenth should be listed as an NYSE holiday.

Response to Comment 23

The list of holidays will be updated as necessary.

Comment 24 – FT Cboe Vest International Equity Buffer ETF – September – Principal Risks

Please consider whether “significantly” should be changed to “primarily” in the first sentence in the “Non-U.S. Securities Risk.”

Response to Comment 24

The prospectus has been revised in accordance with this comment.

Comment 25 – FT Cboe Vest International Equity Buffer ETF – September – Additional Information on the Fund’s Investment Objective and Strategies

Please add the Fund’s Rule 35d-1 policy to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Response to Comment 25

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Eric Fred Fess
Eric Fred Fess